Item 1.  Security and Issuer

In accordance with Rule 101(a) (2) of Regulation S-T of the Securities Exchange Act of 1934, as amended, this Amendment No. 9 hereby amends and supplements the statement of Schedule 13D, dated November 20, 1992 and as amended and restated in its entirety by Amendment No. 7 dated June 15, 1995 (the "Schedule 13D"), filed by Private Capital Management, Inc. ("PCM") and Bruce S. Sherman, relating the shares of Common Stock, no par value (the "Shares"), of The Chicago Dock and Canal Trust (the "Issuer"), the principal executive office if which is located at 455 East Illinois St., Suite 565, Chicago, Illinois 60611. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Considerations

Since the filing of Amendment No. 8, PCM has purchased and sold Shares of the Issuer. PCM acquired 29,000 additional Shares at anaggregate purchase price of $332,945 on behalf of its investment advisory clients. Funds for the purchase transactions were derived from the clients. PCM sold 202,600 Shares at an aggregate salesprice of $3,515,000.

Item 5.  Interest in Securities of the Issuer

(a) The Issuer's Form 10-Q for the quarter ended July 31, 1996, disclosed that 5,783,800 Shares of the Issuer were outstanding on September 13, 1996. PCM beneficially owns 422,500 Shares of the Issuers on behalf of its clients which represents approximately 7.31% of the outstanding Shares of the Issuer, the filing of this statement shall not be construed as an admission that such persons are the beneficial owners of any such securities. Included in the client total are Shares held for the advisory account of Miles C. Collier, a controlling stockholder of PCM who has voting power over such Shares. Such Shares constitute less than 5% of the Issuer's outstanding Shares. Mr. Sherman disclaims beneficial ownership of the Shares deemed to be benefically owned by PCM.

(b) PCM and Mr. Sherman, as President of PCM, have shared dispositive power with respect to the 422,500 Shares of the Issuer managed by PCM and do not have either sole or shared voting power with respect to such Shares. Miles C. Collier has sole voting power with respect to the Shares in his advisory account with PCM.

(c) The following table sets forth PCM's transactions in the Shares during the last 60 days:

Date             Number          Price           Transaction
                 of Shares       Per Share       Effected

12/02/96         34,700          21.29           Sale
12/10/96         29,800          22.45           Sale




Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated: December 19, 1996

PRIVATE CAPITAL MANAGEMENT, INC.


By:___________________
   Bruce S. Sherman,
   President and Invidividually



AGREEMENT RELATING TO THE FILING OF
JOINT ACQUISITION STATEMENT PURSUANT
TO RULE 13D-1(f) OF THE SECURITIES
EXCHANGE ACT OF 1934

    The undersigned Reporting Persons agree that Schedule 13D to which this agreement is attached is filed on bahalf of each one of them.

Dated:  December 19, 1996


PRIVATE CAPITAL MANAGEMENT, INC.



By:_____________________
   Bruce S. Sherman,
   President and Individually